UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement (the “Announcement”) regarding the completion of the issuance of ordinary shares of the Company under the General Mandate and in accordance with the definitive subscription agreement previously disclosed on 20 June 2024. A total of 43,689,383 ordinary shares of the Company were issued under this subscription agreement, which represents approximately 4.50% of the issued share capital of the Company immediately after the completion of this issuance of ordinary shares. Although the issuance of the ordinary shares did not generate any cash proceeds for the Company, the Company set off and eliminated liability in the sum of HK$5,461,000 owed by the Company to the subscriber which improved the overall liquidity of the Company.

The terms of the issuance of such ordinary shares referenced above by the Company are not complete and subject to the terms set forth on the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference(and the description herein are qualified in their entirety by reference to such document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: July 1, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company Published in Hong Kong dated 28 June 2024 Regarding the Completion of Issue of New Shares Under General Mandate

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